UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Win-Gate Equity Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   972639 10 8
                                   -----------
                                 (CUSIP Number)


                               Gayle Coleman, Esq.
                               Proskauer Rose LLP
                          2255 Glades Road, Suite 340W
                            Boca Raton, Florida 33431
                                 (561) 241-7400
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 27, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                                  SCHEDULE 13D

CUSIP No. 972639 10 8                                         Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   N/A


                              GNB Bank Panama S.A.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x] (1)

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     SC(2)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                               Republic of Panama
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                            (3)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                             (4)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                       (3)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                       (5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      (6)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


                                       BK

                                                              Page 3 of 7 Pages

(1) In connection with the February Letter Agreement described in Item 6 below, as amended (the "Amended February Letter Agreement"), Morgan has agreed to vote his shares in accordance with the Amended February Letter Agreement. If Morgan fails to vote in accordance thereof, Morgan appoints the Reporting Person as his proxy to vote Morgan's stock on all matters as described in the Amended February Letter Agreement. Morgan has also pledged his 4,000,000 shares of Issuer Common Stock to the Reporting Person, subject to a subordinated pledge to Colpafinsa, S.A. However, other than with respect to the agreements and covenants described in the Amended February Letter Agreement, the Reporting Person does not affirm the existence of any group.

(2) In connection with the Loan Agreement described in Item 3 below, the Reporting Person may convert the Loan and Note into Qualifying Shares, as defined in Item 3 below, of the Issuer.

(3) As described in Item 3 below, assuming conversion of the remaining principal portion of the Note and the Loan, each as amended, the Reporting Person will have voting power of not less than 2.68% of the outstanding stock of the Issuer, on a fully diluted basis, as of the date of any such conversion.

(4) As described in Item 1 below, assuming conversion of the Note and the Loan, the Reporting Person will have voting power of not less than 2.68% of the outstanding stock of Issuer, on a fully diluted basis, as of the date of such conversion and shall continue to have voting rights. As described in Item 6 as to the Amended February Letter Agreement, Morgan agreed to vote his shares in accordance with the provisions of the Amended February Letter Agreement and if not so voted, to grant an irrevocable proxy to the Reporting Person. Because the date upon which the Loan and Note may be converted into Qualifying Shares of the Issuer, if ever, is not known, the number of shares for which the Reporting Person has shared voting power cannot be ascertained.

(5) Since the date upon which the Loan and Note may be converted into stock of the Issuer, if ever, is not known, the number of shares for which the Reporting Person has shared voting power cannot be ascertained.

(6) As described in Item 5(a) below, assuming conversion of the Note and Loan, the Reporting Issuer will not own less than 2.68% of the outstanding stock of the Issuer as of the effective date of the conversion.

                                                              Page 4 of 7 Pages

Item 2.           Identity and Background

(a)-(c) This Schedule 13D is filed by GNB Bank S.A. (the "Reporting Person"), a bank organized under the laws of the Republic of Panama, having its principal offices at Calle 50 y Aquillino de la Guardia, Torre Banco Continental, Piso 30, Panama City, Republic of Panama.

Item 3.           Source and Amount of Funds or Other Consideration

In connection with a Loan Agreement (the "Loan Agreement") dated February 29, 2000 by and among the Issuer, Globaltron Communications Corporation, a Delaware corporation and a subsidiary of the Issuer (the "Guarantor"), and the Reporting Person, the Reporting Person made a loan to the Issuer in the principal amount of $5.0 million USD plus interest at the base rate announced by Citibank N.A plus 1% (the "Loan") and evidenced by a unsecured convertible promissory note (the "Note") due May 29, 2001 (the "Maturity Date").

Interest on the Note and Loan is payable upon the earlier of (y) conversion of the Note and Loan or (z) the Maturity Date.

On September 27, 2000, the terms of the Note and Loan were modified to provide the following:

         (i) The Reporting Person agreed to waive any defaults and permit the Issuer to enter into a loan agreement and note between the Issuer, Colpafinsa, S.A. ("CSA") and Gary D. Morgan ("Morgan") and Globaltron Communications Corporation ("Globaltron" and together with Morgan, the "Guarantors") dated September 27, 2000 in the principal amount of $5.0 million plus interest at the base rate announced by Citibank N.A. plus 1%; provided that any and all obligations of Morgan, the Issuer, and/or Globaltron to the Reporting Person are senior to those of Morgan, the Issuer and/or GCC to CSA;

         (ii) Morgan pledged his outstanding Issuer shares to the Reporting Person as senior pledgee, subject to a subordinated pledge to CSA;

         (iii) Of the first $2.0 million received by the Issuer, as assignee of Morgan from the proceeds of the CSA loan, the Issuer shall repay $1.0 million of its principal obligations pursuant to the Loan and Note;

         (iv) The maturity date was extended to July 31, 2001;

         (v) The remaining principal portion of the Loan and the Note (which, for purposes of the modification, is now $4.0 million) is convertible if

                  (A) prior to the Maturity Date, the Issuer consummates a private placement of its common stock, par value $.001 (the "Common Stock") or any other class of its equity securities with a preference (as to liquidation, dividend or otherwise) to the Common Stock (collectively, the "Qualifying Shares") of not less than $15.0 million to persons unrelated to the Reporting Person ( the "Qualifying Private Placement") for cash consideration paid of

                                                              Page 5 of 7 Pages

                           (I) $10 or more per share, then the principal portion
of the Note shall automatically convert into Qualifying Shares representing 2.68% of the total issued and outstanding stock of the Issuer immediately after the consummation of the Qualifying Private Placement, on a fully diluted basis, and which Qualifying Shares are subject to certain additional rights, or

                           (II) less than $10 per share, the Note shall
automatically convert into the number of Qualifying Shares equal to the principal amount of the Note, divided by the offering price of the Qualifying Shares pursuant to the terms of the Qualifying Private Placement; provided that the Qualifying Shares to be received by the Reporting Person shall represent not less than 2.68%, on a fully diluted basis, of the total issued and outstanding stock of the Issuer immediately after the consummation of the Qualifying Private Placement, and which Qualifying Shares are subject to certain additional rights; and

                  (B) at any time prior to the Maturity Date, at the Reporting Person's request, the Reporting Person may convert the Note into Common Stock or, at its selection, any other then outstanding stock of the Issuer more senior to the Common Stock, upon 10 days' prior written notice, at which time the Note will convert into that number of shares of the Issuer equal to 2.68%, on a fully diluted basis, of the total issued and outstanding stock of the issuer as of the conversion date.

Item 5.           Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to have the right to beneficially own not less than 22.1% of the outstanding stock of the Issuer.

(b) Prior to conversion of the Note and Loan by the Reporting Person, the Reporting Person has sole power to direct the vote, with respect to the issues described in Item 6 below, as to the 4,000,000 shares held by Gary Morgan. Subsequent to the conversion of the Note and Loan by the Reporting Person, the Reporting Person will have sole power to direct the vote not less than 2.68% of the then outstanding common stock of the Company and shall continue to have the sole power to direct the vote with respect to the issues described in Item 6 below as to the 4,000,000 shares held by Mr. Morgan.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

                                                              Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the loan agreement between and among the Issuer, CSA and the Guarantors, Mr. Morgan personally agreed to pay a finder's fee in Issuer Common Stock owned by Mr. Morgan at nominal cost to Tremaine Trading Company, Ltd. as a result of Tremaine's introducing CSA to the Issuer, resulting in CSA providing the Issuer with not less than $3.0 million in loans or equity capital.

Item 7.           Material to Be Filed as Exhibits

(a) Amendment dated September 27, 2000 to the Loan Agreement dated February 29, 2000 among the Issuer, the Guarantor and the Reporting Person.

(b)      Letter Agreement dated September 27, 2000 from Morgan to the Reporting
         Person.

(c) Letter Agreement dated September 27, 2000 from Win-Gate to GNB Bank Panama, S.A. re Transfer and Voting Matters

                                                              Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GNB BANK PANAMA S.A.


September 27, 2000                        By: /s/ Camilo Verastegui
                                              ---------------------
                                              Camilo Verastegui, General Manager